UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Publicly-held Company

CNPJ nº 06.057.223/0001-71 NIRE 33.300.272.909

NOTICE TO THE MARKET

SENDAS DISTRIBUIDORA S.A (“Company”) (B3: ASAI3), pursuant to article 26, paragraphs 3 and 6, of CVM Resolution No. 81, of March 29, 2022, as amended ("RCVM 81"), hereby informs its shareholders and the market in general that it resubmitted, on April 3, 2024, the Remote Voting Instrument regarding the matters to be resolved at the annual general meeting ("BVD AGM") of the Shareholders’ Extraordinary and Annual General Meeting to be held on April 26, 2024 ("EAGM").

The new submission was intended to clarify that the proposal to ratify the election of Mr. Enéas Cesar Pestana Neto, set out in item (iii) of the agenda for the annual general meeting, refers to the position of independent member of the Board of Directors.

The Company hereby informs that (i) any votes already cast by shareholders in relation to the amended resolution of the BVD AGM will be considered invalid, pursuant to article 26, paragraph 6, II, of RCVM 81; (ii) the final date for shareholders to submit a new BVD AGM, if they so wish, remains the same as previously disclosed, i.e. April 19, 2024; and (iii) in order to avoid any new voting instructions being considered conflicting, it is recommended that shareholders submit such new instructions to the same service provider previously used.

In addition, the Company informs that the new submission of the BVD AGM does not affect the matters to be resolved at the EAGM in the context of an extraordinary general meeting, since such matters are the subject of their own individual Remote Voting Instrument, which remains unchanged.

The adjusted version of the BVD AGM was made available to the Company's shareholders and the market in general via the Company's Investor Relations website (www.ri.assai.com.br) and the websites of the Brazilian Securities and Exchange Commission (www.gov.br/cvm) and B3 (www.b3.com.br).

São Paulo, April 16th, 2024.

Vitor Fagá de Almeida

Vice President of Finance and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2024

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.